WHITE PROXY CARD

STRATASYS LTD.
YOUR VOTE IS IMPORTANT

Please take a moment now to vote your ordinary shares of Stratasys LTD.
for the upcoming Annual General Meeting of Shareholders.

YOU CAN VOTE TODAY IN ONE OF TWO WAYS:

1. **Vote by Internet** – Please access **www.cesvote.com** and follow the simple instructions provided. You will be required to provide the unique control number printed below.

Control Number ➔

OR

2. **Vote by Mail** – If you do not have access to the Internet, please sign, date and return the proxy card in the envelope provided.

You may vote by Internet 24 hours a day, 7 days a week. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you had signed and mailed a proxy card.

THANK YOU FOR VOTING.

▼ TO VOTE BY MAIL, PLEASE DETACH HERE ▼

WHITE PROXY CARD

The Board of Directors unanimously recommends a vote:

"FOR" each of the eight Stratasys Nominees, and "AGAINST" each of the Nano Nominees on Proposal 1 and "FOR" the re-appointment of Kesselman & Kesselman on Proposal 2.

Proposals

1. Re-election or initial election (as applicable) to Stratasys' board of directors (the "**Board**"), to serve as director for the period from the Meeting until Stratasys' 2024 annual general meeting of shareholders, and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal, of **EIGHT (8)** of the following nominees:

	FOR	AGAINST	ABSTAIN
Stratasys Nominees:			
(01) S. Scott Crump	❑	❑	❑
(02) John J. McEleney	❑	❑	❑
(03) Dov Ofer	❑	❑	❑
(04) Ziva Patir	❑	❑	❑
(05) David Reis	❑	❑	❑
(06) Michael Schoellhorn	❑	❑	❑
(07) Yair Seroussi	❑	❑	❑
(08) Adina Shorr	❑	❑	❑
Nano Nominees:			
(09) Yoav Stern	❑	❑	❑
(10) Nick Geddes	❑	❑	❑
(11) Hanan Gino	❑	❑	❑
(12) Zeev Holtzman	❑	❑	❑
(13) Zivi Nedivi	❑	❑	❑
(14) Tomer Pinchas	❑	❑	❑
(15) Yael Sandler	❑	❑	❑

2. Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as Stratasys' independent auditors for the year ending December 31, 2023 and additional period until the next annual meeting, and authorization of the Board to fix their remuneration.

❑ **FOR** ❑ **AGAINST** ❑ **ABSTAIN**

IMPORTANT INSTRUCTION FOR PROPOSAL 1: **PLEASE CHECK THE BOX "FOR" ONLY EIGHT (8) OUT OF THE FIFTEEN (15) TOTAL NOMINEES ON PROPOSAL 1. PLEASE CHECK THE BOX "AGAINST" THE REMAINING NOMINEES WHOM YOU DO NOT WISH TO ELECT. THE EIGHT NOMINEES FOR WHOM THE STRATASYS BOARD RECOMMENDS YOU VOTE "FOR" APPEAR UNDER THE HEADING "STRATASYS NOMINEES." THE SEVEN NOMINEES OF NANO (WHOM THE BOARD RECOMMENDS YOU VOTE "AGAINST") APPEAR UNDER THE HEADING "NANO NOMINEES."**

The eight nominees receiving more "FOR" votes than "AGAINST" votes (disregarding abstentions) will be elected. If more than eight nominees receive more "FOR" votes than "AGAINST" votes (disregarding abstentions), then **only** the eight nominees receiving the highest number of votes "FOR" them will be deemed elected. Abstentions will have no impact on whether any particular nominee is elected.

❑ Please check this box if you plan to attend this meeting.

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2023 Annual General Meeting of Shareholders of Stratasys (the "**Annual Meeting**") or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the notice of the Annual Meeting was published via press release on July 4, 2023, in accordance with the Company's articles of association, as amended.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
2023 Annual General Meeting of Shareholders
3:00 p.m. Israel Time/ 8:00 a.m. Eastern Time
August 8, 2023

Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2023 Annual General Meeting of Shareholders, you can contact Investor Relations at:

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Yonah Lloyd – Chief Communications Officer and Vice President- Investor Relations
Email: Yonah.Lloyd@stratasys.com

If you have any questions, or need assistance voting your shares, please contact Stratasys' proxy solicitor:

MORROW

SODALI

509 Madison Avenue
New York, New York 10022
Shareholders Call Toll Free: (800) 662-5200
or at +1 (203) 658-9400 (Outside of North America)
Email: SSYS@info.morrowsodali.com

---

c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, MN 55344-2020

1 Holtzman Street
Science Park, P.O. Box 2496
Rehovot 76124, Israel

WHITE PROXY

This proxy is solicited on behalf of the Board of Directors

Annual Meeting of Shareholders

August 8, 2023, 3:00 p.m. Israel time / 8:00 a.m. Eastern time

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company ("**Stratasys**" or the "**Company**"), hereby appoints Vered Ben Jacob, Eitan Zamir and J. David Chertok, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned holds of record as of July 5, 2023, at the 2023 Annual General Meeting of Shareholders of the Company (the "**Annual Meeting**") to be held at 3:00 p.m., Israel time / 8:00 a.m., Eastern time, on August 8, 2023 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" EACH OF THE EIGHT "STRATASYS NOMINEES" AND "AGAINST" EACH OF THE SEVEN "NANO NOMINEES" LISTED IN PROPOSAL 1; "FOR" THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN ON PROPOSAL 2; AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT WITH RESPECT TO THE ANNUAL MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company's Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com.

(Continued and to be marked, dated and signed on the other side)